BPD 3/2

10028165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	NY	10022-2606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese 212-705-0301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, John J. Prior, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC , as of December 31 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

CARLA M. PALESE
Notary Public, State of New York
No. 01PA6186328
Qualified In New York County
Term Expires April 28, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Needham & Company, LLC

(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Needham & Company, LLC

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2010

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 14,247,095
Receivable from clearing broker	11,381,436
Securities owned, at fair value	552,952
Fees and concessions receivable	2,614,488
Receivable from Parent and Affiliate	399,878
Other investments, at fair value	2,032,503
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $6,570,134)	4,991,514
Other assets	1,939,725
Total assets	$ 38,159,591
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 6,679,516
Securities sold, not yet purchased, at fair value	11,093
Payable to Parent and Affiliate	120,496
Total liabilities	6,811,105
Member's equity	31,348,486
Total liabilities and member's equity	$ 38,159,591

See accompanying notes.

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Needham & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, life sciences, and specialty retail industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC which is wholly owned by The Needham Group, Inc. (the "Parent"). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, JP Morgan Clearing Corp. (the "Clearing Broker"), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less at the time of purchase to be cash equivalents. At December 31, 2009, the Company's cash equivalents consist of money market funds.

2. Summary of Significant Accounting Policies (continued)

Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions.

Securities Transactions

Securities owned, at fair value and Securities sold, not yet purchased, at fair value on the Statement of Financial Condition consist of financial instruments carried at fair value, with related unrealized gains and losses recognized on the Statement of Operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

Other investments, at fair value

Other investments, at fair value consist of warrants in equity securities. Warrants provide the holder the right to purchase securities from the issuer, and may be received in connection with certain advisory transactions. The Company estimates the fair value of warrants using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, comparable company analyses, and other factors generally pertinent to the valuation of financial instruments.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized using the straight- line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from five to twelve years.

Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification ("ASC") 740, *Income Taxes* (formerly SFAS No. 109, *Accounting for Income Taxes)*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

The Company's operating results are included in the federal income tax return and state income tax returns filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns. Tax years 2006-2008 are subject to examination by Internal Revenue Service and respective state and local taxing authorities.

2. Summary of Significant Accounting Policies (continued)

Investment Banking Revenues

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and issuances of debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of shares or debt from the issuer, and (iii) the Company has been informed of the number of shares or principal amount of debt that it has been allotted.

Underwriting revenue is presented net of related expenses. As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Revenue recognized but not yet received is recorded in Fees and concessions receivable on the Statement of Financial Condition.

Advisory and Other Fees

Advisory and other fees include fees earned as financial advisor in mergers and acquisitions and similar transactions as well as private placement agency fees. Advisory and other fees are recorded when the services to be performed and/or the transactions are substantially completed, and fees are determinable and collection reasonably assured. Expenses associated with these transactions are recorded as incurred, and are reduced from time to time as billed and collected from the client. This may not occur until the revenue is recognized or the engagement is otherwise closed.

2. Summary of Significant Accounting Policies (continued)

Revenue recognized but not yet received is recorded in Fees and concessions receivable on the Statement of Financial Condition.

The Company records an allowance for doubtful accounts on Fees and concessions receivable on a specific identification basis.

Commissions

Commission revenues include revenues resulting from executing trades of stock exchange-listed securities, over-the-counter securities and other transactions as agent for the Company's clients. Commission revenues and related clearing expenses are recorded on a trade date basis as security transactions occur. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products provided by third parties under Section 28(e) of the SEC Act of 1934. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements.

Principal Transactions

Principal transactions consist of the Company's securities trading activities as principal in equity securities, and include transactions derived from activities as a market maker. Additionally, principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Principal transactions are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investment Income (Loss)

Investment income (loss) consists of the Company's investment in securities for its own account. Investment transactions are recorded on trade date. Profit and loss arising from all securities transactions entered into for the investment and risk of the Company are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Other Institutional Income

Other institutional income consists of research and other services provided to institutional customers. Such arrangements may not be evidenced by contractual agreements. Other institutional income is recorded when the services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Interest and Dividend Revenue

Interest and dividend revenue and Interest and dividend expense are recorded on an accrual basis.

Accounting Developments

In May 2009, the FASB issued amended accounting principles related to ASC 855, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*), which codify the guidance regarding disclosure of events occurring subsequent to the statement of financial condition date. These amended principles do not change the definition of a subsequent event (i.e. an event or transaction that occurs after the statement of financial condition date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company evaluated subsequent events through February 26, 2010 and found no material impact to the Company's Statement of Financial Condition.

In July 2009, the FASB launched the FASB Accounting Standards Codification (Codification) as the single source of US GAAP. While the Codification did not change US GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for 2009 and did not have an effect on the Company's Statement of Financial Condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and securities sold, but not yet purchased by the Company consists of principally U.S. equity securities.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

3. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the Statement of Financial Condition.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2009:

Computer equipment	$ 461,129
Furniture and equipment	1,592,596
Office machinery	1,330,601
Software	145,442
Leasehold improvements	8,031,880
Total cost	11,561,648
Less accumulated depreciation and amortization	(6,570,134)
	$ 4,991,514

5. Income Taxes

The Company is a qualified Subchapter S subsidiary treated as a disregarded entity of the Parent for federal tax purposes. Income taxes are calculated based on the expected liabilities that the Parent will incur as a result of the Company's operations.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. The current tax expense or benefit calculated is either remitted to or received from the Parent. At December 31, 2009, there was a deferred tax asset of $92,956 primarily related to depreciation which is included in Other assets and a deferred tax liability of $8,798 primarily related to unrealized investment gains which is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

6. Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

7. Commitments and Contingencies

The Company has office space in New York, Massachusetts and California. The Company has entered into operating leases which contain certain escalation clauses. At December 31, 2009, the expected future minimum lease payments under such leases are as follows:

2010	$ 2,409,148
2011	1,997,914
2012	1,669,088
2013	1,669,088
2014	1,801,502
2015 and thereafter	5,404,505
	$ 14,951,245

The Company has a one time right to terminate the New York lease as of December 31, 2012 with proper and timely notification to the landlord and a one time termination fee. If exercised, this right could materially decrease future rental payments for 2013 and thereafter.

The minimum annual rental payments for the New York lease are reduced by contributions related to leasehold improvements that were provided by the landlord in accordance with lease agreements.

The Company has an irrevocable Letter of Credit for $518,431 with a commercial bank, expiring on December 31, 2017, supporting obligations under the Company's New York lease. Cash in the amount of $545,717 has been set aside as collateral and is included in Other assets on the Statement of Financial Condition.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory

7. Commitments and Contingencies (continued)

investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, and were subsequently settled had no material effect on the Company's Statement of Financial Condition.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2009, no amounts were recorded under such agreement as no loss exists.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2009, the Company had net capital of $19,062,645, which is $18,062,645 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Proprietary balances held at the Clearing Broker, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Broker, which require, among other things, that the

8. Regulatory Requirements (continued)

Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2009, the Company was in compliance with this requirement.

9. Related Party Transactions

The Company pays for certain expenses on behalf of its Parent and Affiliate which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology and other miscellaneous day-to-day operational and facilities related expenses. Amounts due to the Company from its Parent and Affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2009, $399,878 was receivable from Parent and Affiliate.

At December 31, 2009, Payable to Parent and Affiliate primarily includes amounts owed related to income taxes and accrued but unpaid expenses.

Income tax benefit from Parent	$ (17,545)
Other payable to Parent and Affiliate	138,041
Payable to Parent and Affiliate	$ 120,496

10. Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2009, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

10. Concentrations of Credit Risk (continued)

The Company's cash and cash equivalents are primarily held at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

11. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include securities owned, cash deposited with the Company's Clearing Broker, receivables, accounts payable, and other accrued expenses, approximate their fair value.

12. Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157, *Fair Value Measurements)* prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

12. Fair Value Measurements (continued)

Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3—Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Money market funds: Money market funds are valued based on quoted net asset values. These money market funds invest in U.S. treasuries. Money market funds are classified within Level 1.

Equity securities: Equity securities are valued based on closing market prices from the exchange where the security is traded. These securities are classified within Level 1.

Debt instruments: Debt instruments are valued using inputs that are unobservable and significant to the fair value measurement, and are classified within Level 3.

Warrants: Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 2. Warrants in private companies are valued using inputs that are unobservable and significant to the fair value measurement, and are classified within Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations frequently.

12. Fair Value Measurements (continued)

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 12,022,567	$ –	$ –	$ 12,022,567
Equity securities	345,952			345,952
Debt instruments			207,000	207,000
Warrants		1,433,303	599,200	2,032,503
Total assets	$ 12,368,519	$ 1,433,303	$ 806,200	$ 14,608,022
Liabilities:				
Equity securities	$ 11,093	$ –	$ –	$ 11,093
Total liabilities	$ 11,093	$ –	$ –	$ 11,093

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2009:

	Debt Instruments	Warrants	Total
Balance at December 31, 2008	**$ -**	**$ 599,200**	**$ 599,200**
Purchases/(sales), net	300,000	-	300,000
Net transfers in/(out)	-	-	-
Realized gains/(losses)[1]	-	-	-
Unrealized gains/(losses)[1]	(93,000)	-	(93,000)
Balance at December 31, 2009	**$ 207,000**	**$ 599,200**	**$ 806,200**

[1] *Realized and unrealized gains/(losses) related to Debt instruments and Warrants are reported in Investment income (loss) on the Statement of Operations.*

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

SEC Mail Processing Section
MAR 01 2010
Washington, DC

To the Board of Directors and Management of
Needham & Company, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Needham & Company, LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries on the general ledger and the Company's bank statements, noting agreement without exception.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers, noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033772 FINRA DEC
NEEDHAM & COMPANY LLC 6*6
445 PARK AVE FL 3
NEW YORK NY 10022-8639

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 111,476

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (33,102)

7/30/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 78,374

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 78,374

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 78,374

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEEDHAM & COMPANY, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEBRUARY, 20 10.

MANAGING DIRECTOR, CHIEF FINANCIAL OFFI
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 47,462,697
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,211,731
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	583,431
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	203,912
(7) Net loss from securities in investment accounts.	
Total additions	1,999,074
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,885,192
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,982,963
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,360	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	3,360
Total deductions	4,871,515
2d. SIPC Net Operating Revenues	$ 44,590,256
2e. General Assessment @ .0025	$ 111,476

(to page 1 but not less than $150 minimum)

STATEMENT OF FINANCIAL CONDITION

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG